Exhibit 99.4

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Robert PERKINS

Magali PAILHE

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total announces its interim dividend for the third quarter 2012

Paris, October 31, 2012 – The Board of Directors of Total approved a third quarter 2012 interim dividend of 0.59 euros per share, payable in euros according to the following timetable:

Ex-dividend date	March 18, 2013
Record date	March 20, 2013
Payment date	March 21, 2013

This interim dividend is unchanged versus the previous quarter and was increased 3.5% compared to the third quarter 2011.

American Depositary Receipts (“ADRs”) will receive the third quarter 2012 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

Ex-dividend date	March 13, 2013
Record date	March 15, 2013
Payment date	April 11, 2013

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com